UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-20914
CUSIP NUMBER: 677719106

(Check one):    [   ]  Form 10-K        [   ]  Form 20-F        [   ]  Form 11-K        [ X ]  Form 10-Q        [   ]  Form 10-D   [   ] Form N-SAR     [   ] Form N-CSR

For Period Ended:  March 31, 2019
[   ]   Transition Report on Form 10-K
[   ]   Transition Report on Form 20-F
[   ]   Transition Report on Form 11-K
[   ]   Transition Report on Form 10-Q
[   ]   Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I -- REGISTRANT INFORMATION

Ohio Valley Banc Corp.
Full Name of Registrant

Former Name if Applicable

420 Third Avenue
Address of Principal Executive Office (Street and Number)

Gallipolis, Ohio 445631
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ohio Valley Banc Corp. (“OVBC”) was unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (the "Form 10-Q") by the prescribed filing date due to an ongoing evaluation by OVBC and its independent registered public accounting firm of an internal control deficiency regarding the timeliness of loan downgrading and the related establishment of an allowance for loan losses.  The review has been completed, and no material weakness in internal controls over financial reporting has been identified. OVBC expects to file the Form 10-Q no later than May 15, 2019.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Scott W. Shockey	(740) 578-3218
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ]  Yes  [   ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]  Yes  [  ]  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following was reported by OVBC in a press release dated April 25, 2019, and a Form 8-K filed by OVBC with the Securities and Exchange Commission on the same date.

Ohio Valley Banc Corp. (the “Company”) reported consolidated net income for the quarter ended March 31, 2019, of $1,193,000, a decrease of $2,173,000 from the same period the prior year.  Earnings per share for the first quarter of 2019 were $.25, compared to $.71 for the first quarter of 2018.  Return on average assets and return on average equity were .47 percent and 4.08 percent, respectively, for the first quarter of 2019, versus 1.20 percent and 12.41 percent, respectively, for the same period the prior year.

For the first quarter of 2019, net interest income decreased $123,000, or 1.1 percent, from the same period last year.  Contributing to the lower net interest income was the decrease in average earning assets.  For the three months ended March 31, 2019, average earning assets decreased $122 million from the same period the prior year, primarily attributable to not processing tax refunds in 2019.  As previously disclosed, a third-party tax refund product provider elected to terminate the Bank’s processing contract early.  During the first quarter of 2018, the processing of tax refunds provided nearly $151 million in average deposits that was invested in the Federal Reserve.  This activity generated approximately $569,000 in interest revenue that was not replicated in 2019.  Absent the loss of interest revenue associated with processing tax refunds, net interest income did benefit from the growth in interest income on loans and securities exceeding the growth in interest expense on deposits and borrowed funds.  For the three months ended March 31, 2019, interest and fees on loans increased $663,000 and interest on securities increased $52,000 from the same period last year.  These increases were due to a combination of average loan growth and the benefit of rising interest rates throughout 2018.  For the same time period, interest expense on deposits and borrowed funds increased $472,000, primarily due to certificates of deposit repricing at higher market rates.  For the quarter ended March 31, 2019, the net interest margin was 4.89 percent, compared to 4.38 percent for the same period the prior year.  The increase in net interest margin was primarily related to the higher balances maintained at the Federal Reserve during the first quarter of 2018, which diluted the net interest margin due to the yield on those balances being less than other earning assets, such as loans and securities.

For the three months ended March 31, 2019, the provision for loan loss expense totaled $2,377,000, an increase of $1,621,000.  For the three months ended March, 31, 2019, the provision for loan loss expense incurred was related to net loan charge-offs of $1,092,000 and to an increase in general reserves related to certain economic risk factors.  During the first quarter, the level of classified loans, or those loans demonstrating financial weakness, increased from the prior quarter due to the deterioration in financial performance by certain loan relationships.  In addition, our historical loan loss factors and our regional unemployment levels increased from the prior quarter.  In association with these higher risk factors, the general reserves required for the allowance for loan losses increased.  The allowance for loan losses was 1.03 percent of total loans at March 31, 2019, compared to .87 percent at December 31, 2018 and 1.04 percent at March 31, 2018.

For the first quarter of 2019, noninterest income totaled $1,846,000, a decrease of $1,230,000 from the first quarter of 2018, primarily due to a $1,228,000 reduction in tax processing fees.  In relation to the third-party tax refund provider terminating the contract as previously discussed, the Company also experienced a decline in tax processing fees, which is a per item fee for each item processed.  As a result of not performing such service in 2019, there was no corresponding revenue earned.  Partially offsetting the decrease in tax refund processing fees was the increase in fee income related to interchange income earned from debit and credit transactions, which increased $53,000 from the same period last year.

Noninterest expense totaled $9,568,000 for the first quarter of 2019, a decrease of $240,000, or 2.4 percent, from the same period last year.  The Company’s largest noninterest expense, salaries and employee benefits, decreased $166,000, or 2.9 percent, from the first quarter of 2018.  The decrease was primarily related to the expense savings associated with a lower number of employees more than offsetting the expense increase associated with annual merit increases.  Further contributing to lower noninterest expense was data processing and FDIC insurance premiums.  For the three months ended March 31, 3019, data processing expense decreased $179,000 from the same period last year in relation to lower consulting fees.  For the same period, FDIC insurance premiums decreased $140,000 in relation to anticipated insurance credits based on the FDIC’s reserve fund achieving its target level.  Partially offsetting the expense reductions above was an increase in professional fees, which increased $164,000 from the prior year first quarter primarily due to litigation related legal fees.  The remaining noninterest expenses increased $81,000, led by foreclosure costs.

OVBC does not expect the Form 10-Q to contain any material changes from the financial information contained in the press release.

Certain statements in this Form 12b-25 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the timing for filing the Form 10-Q and the changes that might be made to OVBC's financial statements for the year ended December 31, 2018, and the quarter ended March 31, 2019.  These forward-looking statements are based upon information presently available to OVBC and assumptions that it believes to be reasonable, but actual results may vary materially from those expressed or implied by the forward-looking statements due to a number of risks and uncertainties, including the timing of the process of finalizing the Form 10-Q and the calculations that may ultimately be made in revising the financial statements, as well as the other risks included in OVBC's filings with the U.S. Securities and Exchange Commission.  OVBC undertakes no obligation to update forward-looking statements, except as required by law.

Ohio Valley Banc Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2019	By:	/s/ Scott W. Shockey
	Name:	Scott W. Shockey
	Title:	Executive Vice President and Chief Financial Officer

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